Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Vasogen Announces 2007 Year-End Results

     MISSISSAUGA, ON, Jan. 16 /CNW/ - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS),
today reported the results of operations for the fiscal year ended
November 30, 2007. All dollar amounts referenced herein are in Canadian dollars unless otherwise noted.
     At November 30, 2007, our cash and cash equivalents totaled
$23.5 million, compared with $30.4 million at November 30, 2006. The change in our cash position resulted mainly from cash used for operations partially offset by cash provided by financing activities. Our net cash used for operations for the three months ended November 30, 2007, was $4.5 million.
     The net loss for the fourth quarter of 2007 was $6.1 million, or
$0.27 per common share. We incurred a net loss for the year ended
November 30, 2007 of $28.8 million, or $1.46 per common share, compared with a net loss of $66.4 million, or $7.05 per common share for the same period in
2006. The key drivers of our reduced losses in 2007 are lower research and development expenses as a result of the completion of our phase III clinical programs in 2006, the corporate costs associated with supporting these programs, and a reduction in expenses associated with our senior convertible notes. These reductions in expenses were partially offset by restructuring costs. The difference between cash used in operations and our accounting loss is driven by non-cash items, such as expenses related to our senior convertible notes and stock options, as well as unrealized foreign exchange gains and losses.

     <<
     Highlights

     -   The results from the phase III ACCLAIM trial of our Celacade(TM)
         System in patients with chronic heart failure were accepted for publication in The Lancet, a world-leading medical journal. As previously reported by Vasogen, while the trial did not meet its primary endpoint, a key finding from the ACCLAIM trial was a
         39% reduction in the risk of death or cardiovascular hospitalizations for a large pre-specified subgroup of patients with NYHA Class II heart failure who received Celacade therapy, compared to patients receiving placebo.

     -   We entered into a collaboration with Grupo Ferrer Internacional,
         S.A., a leading European pharmaceutical and medical devices company, to commercialize Celacade for the treatment of chronic heart failure in specified countries of the European Union and in certain Latin
         American countries. In December 2007, Ferrer received initial orders for Celacade in Germany.

     -   The Food and Drug Administration strongly recommended that we conduct a confirmatory study (ACCLAIM-II) in NYHA Class II heart failure patients to support a Pre-market Approval filing for Celacade in the
         United States. The FDA also recommended that we utilize a Bayesian statistical approach for designing the confirmatory trial as it would allow for the borrowing of statistical power from the ACCLAIM study.
         This approach has the potential to substantially reduce the number of patients required for a confirmatory study, as well as the cost and duration.

     -   James B. Young, MD, Chairman, Division of Medicine at the Cleveland
         Clinic Foundation and Medical Director, Kaufman Center for Heart
         Failure, was appointed the Global Principal Investigator and Chairman of the Steering Committee for ACCLAIM-II.

     -   Chris Waddick, MBA, CMA, was appointed President, CEO, and a Member of the Board of Directors of our Company. Mr. Waddick has held a series of progressive senior management positions at Vasogen over the past twelve years, most recently as Chief Operating Officer and Chief
         Financial Officer.
     >>

     As previously announced, a conference call will be conducted on
January 16, 2008, at 4:30 p.m. Eastern Time. The conference call may be accessed by calling 416-641-6142 or 1-866-542-4241 ten minutes prior to the call. An audio web cast of the event will also be available at
www.vasogen.com. A re-broadcast of the conference call may be accessed by calling 416-695-5800 or 1-800-408-3053, pass code 3248350 followed by the number sign, and will also be available at www.vasogen.com.

     About Vasogen:

     Vasogen is a biotechnology company engaged in the research and commercial development of therapies designed to target the destructive inflammatory process associated with the development and progression of cardiovascular and neurodegenerative disorders. The Company's lead product, the Celacade(TM)
System, is designed to activate the immune response to apoptosis - an important physiological process that regulates inflammation. Celacade has received European regulatory approval under the CE Mark for chronic heart failure and is being marketed in the EU by Grupo Ferrer Internacional, S.A.
Celacade is also in late-stage clinical development for the treatment of chronic heart failure in the United States. Vasogen is also developing a new class of drugs for the treatment of certain neuro-inflammatory disorders.
VP025 is the lead candidate from this new class of drugs.

     Certain statements contained in this press release, the upcoming conference call and webcast, or elsewhere in our public documents constitute
"forward-looking statements" within the meaning of the United States Private
Securities Litigation Reform Act of 1995 and/or "forward-looking information"
under the Securities Act (Ontario). These statements may include, without limitation, plans to advance the development of Celacade(TM) or VP025, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will",
"should", "expects", "plans", "anticipates", "believes", "estimated",
"predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature, size, and accessibility of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of Celacade, and the feasibility of additional trials. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected. These risks include, but are not limited to, the outcome of further ongoing analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials and the size and design of any such trials, delays or setbacks in the regulatory approval process, difficulties in the maintenance of existing regulatory approvals, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, risks associated with the outcomes of our preclinical and clinical research and development programs, the adequacy, timing, and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on partners, subcontractors, and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our
Annual Information Form and Form 20-F for the year ended November 30, 2006, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     The consolidated financial statements, accompanying notes to the consolidated financial statements, and Management's Discussion and Analysis for the year ended November 30, 2007, will be accessible on Vasogen's web site at www.vasogen.com and will be available on SEDAR and EDGAR.

     <<
                    Financial statements are provided below.

     VASOGEN INC.
     (A DEVELOPMENT STAGE COMPANY)

     Consolidated Balance Sheets
     (In thousands of Canadian dollars)

     November 30, 2007 and 2006

     -------------------------------------------------------------------------
                                                             2007        2006
     -------------------------------------------------------------------------

     Assets

     Current assets:
       Cash and cash equivalents                        $  23,545   $  30,427
       Restricted cash                                          -       6,403
       Clinical supplies                                    1,363       1,211
       Tax credits recoverable                              1,565       1,327
       Prepaid expenses and deposits                          787       1,384
       Change in fair value of forward foreign exchange
        contracts                                             376           -
       -----------------------------------------------------------------------
                                                           27,636      40,752
     Property and equipment                                   414         615
     Acquired technology                                        -         253
     Deferred financing costs                                   -         150
     -------------------------------------------------------------------------
                                                        $  28,050   $  41,770
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Liabilities and Shareholders' Equity

     Current liabilities:
       Accounts payable                                 $   1,175   $   3,369
       Accrued liabilities                                  3,519       5,067
       Current portion of senior convertible notes
        payable                                                 -       8,754
       -----------------------------------------------------------------------
                                                            4,694      17,190
     Shareholders' equity:
       Share capital:
         Authorized:
           Unlimited common shares, without par value
         Issued and outstanding:
           22,391,386 common shares (2006 - 15,665,134)   365,670     344,217
       Warrants                                            16,725      11,390
       Contributed surplus                                 22,744      20,347
       Deficit                                           (381,783)   (351,374)
       -----------------------------------------------------------------------
                                                           23,356      24,580

                                                        $  28,050   $  41,770
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     VASOGEN INC.
     (A DEVELOPMENT STAGE COMPANY)

     Consolidated Statements of Operations, Deficit and Comprehensive Income
     (In thousands of Canadian dollars, except per share amounts)

     -------------------------------------------------------------------------
                                                                  Period from
                                                                   December 1,
                                                                      1987 to
                                       Years ended November 30,   November 30,
                                     2007        2006        2005        2007
     -------------------------------------------------------------------------

     Expenses:
       Research and development $  12,039   $  32,732   $  71,421   $ 238,917
       General and
        administration             14,259      19,251      22,126     117,228
       Foreign exchange loss
        (gain)                      1,977         104        (719)     10,970
     -------------------------------------------------------------------------
     Loss before the undernoted   (28,275)    (52,087)    (92,828)   (367,115)

     Interest expense on senior
      convertible notes payable        (5)       (930)       (344)     (1,279)

     Accretion in carrying value
      of senior convertible
      notes payable                  (728)     (7,824)     (1,742)    (10,294)

     Amortization of deferred
      financing costs                (154)     (2,495)       (408)     (3,057)

     Loss on extinguishment of
      senior convertible notes
      payable                      (1,754)     (4,995)          -      (6,749)

     Investment income              1,310       1,971       2,274      13,325

     Change in fair value of
      embedded derivatives            829           -           -         829
     -------------------------------------------------------------------------

     Loss and comprehensive loss
      for the period              (28,777)    (66,360)    (93,048)   (374,340)

     Deficit, beginning
      of period:
       As originally reported    (351,374)   (284,719)   (187,665)     (1,510)
       Impact of change in
        accounting for stock-
         based compensation             -           -      (4,006)     (4,006)
       Impact of change in
         accounting for financial
         instruments on
         December 1, 2006          (1,632)          -           -      (1,632)
       -----------------------------------------------------------
       As revised                (353,006)   (284,719)   (191,671)

     Charge for acceleration
      payments on equity
      component of senior
      convertible notes payable         -        (295)          -        (295)
     -------------------------------------------------------------------------
     Deficit, end of period     $(381,783)  $(351,374)  $(284,719)  $(381,783)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Basic and diluted loss per
      common share              $   (1.46)  $   (7.05)  $  (11.65)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     VASOGEN INC.
     (A DEVELOPMENT STAGE COMPANY)

     Consolidated Statements of Cash Flows
     (In thousands of Canadian dollars)

     -------------------------------------------------------------------------
                                                                  Period from
                                                                   December 1,
                                                                      1987 to
                                       Years ended November 30,   November 30,
                                     2007        2006        2005        2007
     -------------------------------------------------------------------------
     Cash provided by (used in):

     Operating activities:
       Loss for the period      $ (28,777)  $ (66,360)  $ (93,048)  $(378,346)
       Items not involving cash:
         Amortization                 503         782         589       6,160
         Accretion in carrying
          value of senior
          convertible notes
          payable                     728       7,824       1,742      10,294
         Amortization of
          deferred financing
          costs                       154       2,495         408       3,057
         Loss on extinguishment
          of senior convertible
          notes payable             1,754       4,995           -       6,749
         Change in fair value of
          embedded derivatives       (829)          -           -        (829)
         Stock-based compensation   1,995       3,083       3,615      13,585
         Common shares issued
          for services                  -          36           -       2,485
         Unrealized gain on
          forward foreign
          exchange contract          (376)          -           -        (376)
         Unrealized foreign
          exchange loss (gain)      2,566         (65)       (542)     11,543
         Other                          -           -           -         (35)
       Change in non-cash
        operating working
        capital                    (3,535)    (17,158)     12,634         951
       -----------------------------------------------------------------------

                                  (25,817)    (64,368)    (74,602)   (324,762)
     Financing activities:
       Shares and warrants
        issued for cash            17,345      23,106      52,502     326,358
       Warrants exercised
        for cash                        -           -           -      16,941
       Options exercised for cash       -           -         627       7,669
       Share issue costs           (1,440)     (2,221)     (3,720)    (24,646)
       Issue (repayment) of
        senior convertible
        notes payable, net           (924)     (3,976)     42,790      38,512
       Cash released from
        (placed under)
        restriction                 6,403       5,298     (11,701)          -
       Paid to related parties          -           -           -        (234)
       -----------------------------------------------------------------------
                                   21,384      22,207      80,498     364,600

     Investing activities:
       Purchases of property and
        equipment                     (49)        (23)       (490)     (2,465)
       Purchases of acquired
        technology                      -           -           -      (1,283)
       Purchases of marketable
        securities                      -         (80)    (22,999)   (244,846)
       Settlement of forward
        exchange contracts             10        (102)     (4,732)     (4,824)
       Maturities of marketable
        securities                      -      23,079      67,651     240,677
       -----------------------------------------------------------------------
                                      (39)     22,874      39,430     (12,741)

     Foreign exchange loss on
      cash held in foreign
      currency                     (2,410)       (807)       (141)     (3,552)
     -------------------------------------------------------------------------

     Increase (decrease) in cash
      and cash equivalents         (6,882)    (20,094)     45,185      23,545

     Cash and cash equivalents,
      beginning of period          30,427      50,521       5,336           -
     -------------------------------------------------------------------------
     Cash and cash equivalents,
      end of period             $  23,545   $  30,427   $  50,521   $  23,545
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     %SEDAR: 00001047E          %CIK: 0001042018

     /For further information: Glenn Neumann, Investor Relations, 2505
Meadowvale Blvd., Mississauga, ON, Canada, L5N 5S2, tel: (905) 817-2004, fax:
(905) 569-9231, www.vasogen.com, investor(at)vasogen.com/
     (VSGN VAS.)

CO:  Vasogen Inc.

CNW 16:13e 16-JAN-08